Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAN SANG INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 938)

REDESIGNATION OF EXECUTIVE DIRECTOR

REDESIGNATION OF EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Directors”) of Man Sang International Limited (the “Company”) is pleased to announce that Mr. Cheng Chung Hing (“Mr. Cheng”), who has served as executive Director and chairman of the Company, will be redesignated as a non-executive Director with effect from 6 October 2009 (the “Redesignation Date”). Mr. Cheng shall remain as the chairman of the Company.

The Company and Mr. Cheng have entered into a supplemental agreement (the “Supplemental Agreement”) dated 6 October 2009 to amend, modify and supplement the terms of the service agreement (the “Service Agreement”) dated 31 August 2009 entered into by the same parties. Pursuant to the Supplemental Agreement, Mr. Cheng will be redesignated from an executive Director to a non-executive Director with effect from the Redesignation Date until the expiry date of the Service Agreement. Other than as aforementioned redesignation as amended and effected by the Supplemental Agreement, all other provisions of the Service Agreement shall remain in full force, effect and enforceable. Mr. Cheng is entitled to an annual remuneration of HK$2,700,000. His remuneration was determined by reference to his working experiences, scope of responsibilities to be assigned. He is also eligible to receive a discretionary year-end bonus as may be determined by the Board with reference to his performance and the performance of the Company. In addition, he is also entitled to benefits under the share option scheme adopted by the Company and any member of the group of the Company for their respective employees and officers (including Mr. Cheng), of which he is a director or holds office, as the Board shall from time to time determine. Mr. Cheng will be subject to retirement by rotation and will also be eligible for re-election at annual general meetings of the Company in accordance with the provision of the bye-laws of the Company.

Mr. Cheng, aged 48, has been an executive Director since 1997 and was appointed as the chairman of the Company on 8 August 1997. He, as chairman of the Board, provides leadership of the Company, and, with the support of the other members of the Board is responsible for the formulation and development of the corporate policies and business strategies and the overall management of the Company and its subsidiaries (the “Group”). He had been awarded the “Young Industrialist Awards of Hong Kong 1997” by the Federation of Hong Kong Industries and the “Distinguished International Entrepreneur of the Year Award 1997” by San Francisco State University and the Chinese Outstanding Entrepreneur Award 2008” by the China Enterprise Confederation and the China Enterprise Directors Association. He is currently a member of the Shenzhen Committee of the Chinese People’s Political Consultative Conference, honorary life president of the Hong Kong Gemstone Manufacturers’ Association Limited, honorary chairman of Gem and Jewellery Committee of China General Chamber of Commerce, honorary chairman of Zhejiang Pearl Trade Association and vice chairman of the Chamber of Commerce for Jewellery and Precious Metals Industry of All-China Federation of Industry and Commerce. He has over 25 years of experience in pearl and jewellery businesses. He is also a director of Man Sang International (B.V.I.) Limited (“MSBVI”), a company incorporated in the British Virgin Islands (the ultimate holding company of the Company listed on NYSE Amex (formerly known as American Stock Exchange)) and is also the co-chairman and executive director of China South City Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (Stock Code: 1668).

DISCLOSURE OF INTERESTS

As at the date of this announcement, details of interests of Mr. Cheng in the shares of the Company within the meaning of Part XV of the Securities of Futures Ordinance (the “SFO”) are as below:

(a) Ordinary shares of the Company

		Number of ordinary shares of			Percentage of
		HK$0.10 each held			the issued
share capital
of the
Name of director	Capacity	Direct interest	Deemed interest	Total interest	Company
(Note 1)
Mr. Cheng	Beneficial	136,011,273	494,406,000	630,417,273	51.47%
owner and
interest of
controlled
corporations

Note 1:

These 494,406,000 shares of the Company were indirectly owned by Cafoong Limited (“Cafoong”), a company incorporated in the British Virgin Islands. Cafoong held its interest in the aforementioned shares of the Company, through direct and indirect interest in MSBVI which directly holds such aforementioned share of the Company. Cafoong holds 53.86% of the ordinary shares and all the preferred share of MSBVI as at the date of this announcement, which represent in aggregate 69.24% of the voting rights of MSBVI. Mr. Cheng and Mr. Cheng Tai Po own 60% and 40% of the issued share capital of Cafoong respectively.

(b) Ordinary shares in an associated corporation – MSBVI

		Number of ordinary	Percentage of the
		shares of US$0.001	ordinary shares
Name of director	Capacity	each held	of MSBVI
(Note 2)
Mr. Cheng	Beneficial owner and	3,437,501	53.86%
interest of controlled
corporations

Note 2:

These 3,437,501 shares of MSBVI were directly and indirectly owned by Cafoong. Cafoong holds 53.86% of the ordinary shares and all the preferred share of MSBVI as at the date of this announcement, which represent in aggregate 69.24% of the voting rights of MSBVI. Mr. Cheng and Mr. Cheng Tai Po own 60% and 40% of the issued share capital of Cafoong respectively.

(c) Share options of the Company

Number of
			Number of	underlying
			share options	shares of the
Name of director	Capacity	Date of grant	held	Company
Mr. Cheng	Beneficial owner	2 May 2006	1,000,000	1,000,000

Mr. Cheng is brother of Mr. Cheng Tai Po, an executive Director and deputy chairman of the Company and Mr. Cheng Sai, a senior management of the Group. Save as disclosed above, Mr. Cheng does not have any relationships with any directors, senior management, substantial shareholders or controlling shareholders of the Company, nor does he have any interests in the shares of the Company within the meaning of Part XV of the SFO, nor does he hold any directorships in any listed public companies in the last three years. There is no information which is discloseable pursuant to Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange. There is no other matter that needs to be brought to the attention of the shareholders of the Company.

By order of the Board
Man Sang International Limited
Pak Wai Keung, Martin
Company Secretary
Hong Kong, 6 October 2009

As at the date of this announcement, the Board comprises three executive Directors, namely Mr. Cheng Tai Po (Deputy Chairman), Mr. Lee Kang Bor, Thomas (Chief Executive Officer), Ms. Yan Sau Man, Amy; one non-executive Director, namely Mr. Cheng Chung Hing (Chairman) and three independent non-executive Directors, namely Mr. Fung Yat Sang, Mr. Kiu Wai Ming and Mr. Lau Chi Wah, Alex